Filed by Thomas Weisel Partners Group, Inc.
Pursuant to Rule 425 under the Securities Act of
1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act
of 1934, as amended

Thomas Weisel Partners Group, Inc.
(File No. 000-51730)

Subject Company: Thomas Weisel Partners Group, Inc.
(File No. 000-51730)

EMAIL TO TWP EMPLOYEES

Subject: TWP and Stifel Financial Announce Strategic Merger

This morning Thomas Wiesel Partners and Stifel Financial Corp. announced a strategic merger. I am extremely pleased, along with Ron Kruszewski, Stifel’s Chairman, President and CEO, to tell you about this transaction, which will build the premier middle-market investment bank with exposure to all sectors of the economy.

This merger is attractive for a number of reasons.

•	There is virtually no overlap in investment banking and less than a 10% overlap in research

•	The combined firm will have the capability to generate approximately $1.6 billion in revenues and have a $2.0 billion pro forma market capitalization and $1.0 billion in pro forma equity capital

•	Stifel has one of the largest global wealth management groups with nearly $100 billion in client assets, which is a great complement to our investment bank

•	Expands Stifel’s investment banking business with TWP’s focus on the growth sectors of the economy

•	Strengthens Stifel’s profile in the venture capital community where TWP maintains key relationships

•	Enhances Stifel’s lead manager credentials in equities

•	Joins world class M&A advice and helps build-out that product offering

•	Integrated fixed income research, sales and trading operation with 150 professionals located throughout the U.S.

•	Creates a dominant leadership position in Research and Investment Banking with respect to Technology and Healthcare, two areas with significant activity

•	Creates a broader reach in terms of product offerings, vis-à-vis debt

•	Creates the largest U.S. equity research platform as measured by companies under coverage

•	Expands institutional equity business both domestically and internationally

•	TWP’s asset management business expands Stifel’s Global Wealth Management division

•	Combined senior management teams reflect strong cultural fit

•	Increased Revenue Opportunities Should Lead to Enhanced Profitability

The press release is attached, along with additional information on the transaction.

Ron and I will host a firm meeting to discuss the merger this morning at 7:00 am PDT (10:00 am EDT) in the San Francisco auditorium with live feeds to each of the other offices. If you are in the office, please make every effort to attend in person.

We will make every effort to answer as many questions as we can during the firm meeting. In the ensuing weeks, the Department Heads will communicate necessary information to clearly explain what you can expect in light of the pending changes over the next quarter.

I would like to personally thank everyone for all their hard work over the last 11+ years and for making this firm such a success. This merger with Stifel is the next phase of building on that success and we are very excited about the opportunity.

Thom

Additional Information and Where to Find It

In connection with the proposed merger, Stifel will be filing a registration statement on Form S-4 that will also constitute a prospectus of Stifel and other relevant documents relating to the acquisition of Thomas Weisel Partners with the Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 will include a proxy statement of Thomas Weisel Partners which will be mailed to shareholders of Thomas Weisel Partners. Stifel and Thomas Weisel Partners shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Stifel, Thomas Weisel Partners and the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available), as well as other filed documents containing information about Stifel and Thomas Weisel Partners, without charge, at the SEC’s website (http://www.sec.gov). Free copies of Stifel’s filings may be obtained by directing a request to Stifel’s Investor Relations by telephone to (314) 342-2000, in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102, by email to investorrelations@stifel.com or at Stifel’s website (http://www.stifel.com). Free copies of Thomas Weisel Partners’ filings may be obtained by directing a request to Thomas Weisel Partners’ Investor Relations by telephone to 415-364-2500, in writing to Thomas Weisel Partners, Attention: Investor Relations, One Montgomery Street, San Francisco, CA 94104, by email to investorrelations@tweisel.com or at Thomas Weisel Partners’ website (http://www.tweisel.com).

Participants in the Solicitation

Stifel, Thomas Weisel Partners and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of Thomas Weisel Partners with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction. Information regarding Stifel’s directors and executive officers is also available in Stifel’s definitive proxy statement for its 2010 Annual Meeting of Shareholders filed with the SEC on February 26, 2010. Information regarding Thomas Weisel Partners’ directors and executive officers is also available in Thomas Weisel Partners’ definitive proxy statement for its 2009 Annual Meeting of Shareholders filed with the SEC on April 16, 2009. These documents are available free of charge at the SEC’s web site at http://www.sec.gov and from Investor Relations at Thomas Weisel Partners and Stifel.

TWP Frequently Asked Questions

Deal Facts:

Price:	$7.60 per share based on an SF price of $55.74 (as of 4/23/10) $318 million in aggregate consideration (including restricted stock, net of taxes)

Terms:	Fixed exchange ratio of 0.1364 Stifel shares for each TWPG share units

Closing:	On or about June 30, 2010

What does this merger mean?

Together, TWP and Stifel will build the premier middle-market investment bank with significantly enhanced investment banking, research and wealth management capabilities. The combined firm is expected to generate approximately $1.6 billion in revenues (based upon consensus estimates) and have a $2.0 billion pro forma market capitalization and $1.0 billion in pro forma equity capital.

In the short term, we need to continue to execute on our business until this transaction closes, and then we will be integrated with SF post merger. The transaction is expected to close within two months.

What is the name of the firm?

The name of the combined firm will be Stifel Financial Corp. Consideration is being given to appropriate strategies to take advantage of the recognition and value of the Weisel name.

What role will TWP management have?

Our Executive Committee members will be integrated within Stifel’s management structure. Thom Weisel will take an active role as co-Chairman of the combined company.

How will the merger affect stock options to acquire TWP common stock and other equity awards?

At the effective time of the merger, each TWP restricted stock unit award will be converted into the right to receive a number of shares of Stifel common stock equal to the number of shares of TWP common stock subject to such award multiplied by the exchange ratio. Otherwise, following the effective time of the merger, each restricted stock unit and stock option will continue to be governed by the same terms and conditions, including any vesting requirements, as were applicable prior to the Merger.

What is Stifel’s comp policy and how will ours change?

Stifel has a similar approach to compensation, but is a more profitable platform. Your manager will be working to clarify these structures depending on your group, but in general assume compensation will at least stay the same.

Will there be layoffs?

There are significant non-compensation synergies that are available, from leases to clearing costs. On the employee side, there will likely be some reduction in staff on both the Stifel and TWP side, but these costs do not drive the rationale of the deal and the deal has not been predicated on significant staff reductions. The research and banking efforts are very complementary with little overlap, and expanding of the brokerage business via increased volumes at key accounts is an important part of this transaction.

We will offer severance packages for those affected by the acquisition. Packages will be determined based on level and length of service and the specifics of how this acquisition will affect each employee will be finalized in the coming weeks and communicated to managers and the affected employee.

Will there be a transition period for those employees that will be asked to leave?

The specifics of how this acquisition will affect each employee will be finalized in the coming weeks and communicated to the employee’s manager and the affected employee at that time.

For those who are asked to leave the firm, will they be paid a prorated bonus? And, how long will their medical benefits remain in effect?

The specifics of how this acquisition will affect each employee will be finalized in the coming weeks and communicated to the employee’s manager and the affected employee at that time.

This merger seems like a departure from TWP’s mission of focusing on growth companies. What’s the rationale and why now?

We believe this acquisition provides TWP with a broad reach in terms of both product offerings and geographic coverage and the necessary resources to stay competitive in the financial services industry. It is not a departure from growth and, in fact, we are adding key growth sectors to Stifel’s investment banking business, joining world-class M&A advice and enhancing Stifel’s lead manager credential in equities.

There are significant revenue opportunities stemming from the combination of the two firms’ brokerage business within key accounts, as well as significant back office cost savings.

As we enter the next business cycle, our combined firm will allow us to enter into business areas that TWP had not participated in prior to now, for example, fixed income, because they were either too capital intensive or required considerable firm resources. This transaction is well timed given that there are significant opportunities to gain market share and the combined firm will be stronger and better equipped to go after middle-market business.

How does this affect my clients?

The combination is expected to enhance the product offerings and service capabilities of research, sales & trading, investment banking and fixed income.

What are the synergies between TWP and Stifel that will make this acquisition a success for both companies?

As we’ve already touched upon, the combined brokerage business will be instrumental in our continued growth and the access to additional products such as fixed income will help to diversify the risk of a continuing challenged economy. In addition, there are significant opportunities in asset management.

Will there be any non-compensation savings overall?

Yes, there will be significant savings in brokerage operations, real estate and other cost rationalizations.

How many employees does Stifel have?

Stifel currently has more than 4,600 associates with 294 offices.

What would the combined geographic footprint look like after closing?

Stifel’s headquarters are in St. Louis, Missouri and the combined firm will have a significant presence in Baltimore, MD, New York, NY, San Francisco, CA and Toronto, Canada.

Additional Information and Where to Find It

In connection with the proposed merger, Stifel will be filing a registration statement on Form S-4 that will also constitute a prospectus of Stifel and other relevant documents relating to the acquisition of Thomas Weisel Partners with the Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 will include a proxy statement of Thomas Weisel Partners which will be mailed to shareholders of Thomas Weisel Partners. Stifel and Thomas Weisel Partners shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Stifel, Thomas Weisel Partners and the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available), as well as other filed documents containing information about Stifel and Thomas Weisel Partners, without charge, at the SEC’s website (http://www.sec.gov). Free copies of Stifel’s filings may be obtained by directing a request to Stifel’s Investor Relations by telephone to (314) 342-2000, in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102, by email to investorrelations@stifel.com or at Stifel’s website (http://www.stifel.com). Free copies of Thomas Weisel Partners’ filings may be obtained by directing a request to Thomas Weisel Partners’ Investor Relations by telephone to 415-364-2500, in writing to Thomas Weisel Partners, Attention: Investor Relations, One Montgomery Street, San Francisco, CA 94104, by email to investorrelations@tweisel.com or at Thomas Weisel Partners’ website (http://www.tweisel.com).

Participants in the Solicitation

Stifel, Thomas Weisel Partners and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of Thomas Weisel Partners with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction. Information regarding Stifel’s directors and executive officers is also available in Stifel’s definitive proxy statement for its 2010 Annual Meeting of Shareholders filed with the SEC on February 26, 2010. Information regarding Thomas Weisel Partners’ directors and executive officers is also available in Thomas Weisel Partners’ definitive proxy statement for its 2009 Annual Meeting of Shareholders filed with the SEC on April 16, 2009. These documents are available free of charge at the SEC’s web site at http://www.sec.gov and from Investor Relations at Thomas Weisel Partners and Stifel.

Key Messages for TWP Clients

Overview:

We are extremely pleased to have announced our strategic merger with Stifel Financial. Together, Stifel and TWP will build the premier middle-market investment bank with exposure to all sectors of the economy. The combined firm will have the capability of generating approximately $1.6 billion in revenues and have a $2.0 billion pro forma market capitalization and $1.0 billion in pro forma equity capital. There is virtually no overlap in banking and less than a 10% overlap in research coverage. Stifel has one of the largest global wealth management groups with nearly $100 billion in client assets, which is a great complement to the combined investment bank. This transaction significantly increases investment banking revenues through the addition of new sectors and the capability of generating $200+ million in debt offerings and propels us into the top tier of institutional brokerage firms. The combined firm will benefit from significant cost savings leading to enhanced efficiency.

Most importantly, our clients should understand that it will be business as usual and we will remain focused on their needs with an increased ability to meet them.

Expanded offerings include:

•	Pro forma research coverage includes 1,143 companies under coverage, excluding overlap

•	93 pro forma research analysts

•	Integrated fixed income research, sales and trading operation with 150 professionals located throughout the U.S.

•	Expanded geographic reach

•	Coast-to-coast institutional and retail geographic presence with opportunities to grow in North America

•	The addition of Global Wealth Management with 1,900 financial advisors

This merger is attractive for a number of reasons.

•	Virtually no overlap in investment banking and less than a 10% overlap in research

•	The combined firm will have the capability to generate approximately $1.6 billion in revenues and have a $2.0 billion pro forma market capitalization and $1.0 billion in pro forma equity capital

•	Stifel has one of the largest global wealth management groups with nearly $100 billion in client assets, which is a great complement to our investment bank

•	Expands Stifel’s investment banking business with TWP’s focus on the growth sectors of the economy

•	Strengthens Stifel’s profile in the venture capital community where TWP maintains key relationships

•	Enhances Stifel’s lead manager credentials in equities

•	Joins world class M&A advice and helps build-out that product offering

•	Creates a dominant leadership position in Research and Investment Banking with respect to Technology and Healthcare, two areas with significant activity

•	Creates a broader reach in terms of product offerings, vis-à-vis debt

•	Creates the largest U.S. equity research platform as measured by companies under coverage

•	Expands institutional equity business both domestically and internationally

•	TWP’s asset management business expands Stifel’s Global Wealth Management division

•	Combined senior management teams reflect strong cultural fit

•	Increased Revenue Opportunities and Cost Savings Should Lead to Enhanced Efficiency

Additional Information and Where to Find It

In connection with the proposed merger, Stifel will be filing a registration statement on Form S-4 that will also constitute a prospectus of Stifel and other relevant documents relating to the acquisition of Thomas Weisel Partners with the Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 will include a proxy statement of Thomas Weisel Partners which will be mailed to shareholders of Thomas Weisel Partners. Stifel and Thomas Weisel Partners shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Stifel, Thomas Weisel Partners and the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available), as well as other filed documents containing information about Stifel and Thomas Weisel Partners, without charge, at the SEC’s website (http://www.sec.gov). Free copies of Stifel’s filings may be obtained by directing a request to Stifel’s Investor Relations by telephone to (314) 342-2000, in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102, by email to investorrelations@stifel.com or at Stifel’s website (http://www.stifel.com). Free copies of Thomas Weisel Partners’ filings may be obtained by directing a request to Thomas Weisel Partners’ Investor Relations by telephone to 415-364-2500, in writing to Thomas Weisel Partners, Attention: Investor Relations, One Montgomery Street, San Francisco, CA 94104, by email to investorrelations@tweisel.com or at Thomas Weisel Partners’ website (http://www.tweisel.com).

Participants in the Solicitation

Stifel, Thomas Weisel Partners and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of Thomas Weisel Partners with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction. Information regarding Stifel’s directors and executive officers is also available in Stifel’s definitive proxy statement for its 2010 Annual Meeting of Shareholders filed with the SEC on February 26, 2010. Information regarding Thomas Weisel Partners’ directors and executive officers is also available in Thomas Weisel Partners’ definitive proxy statement for its 2009 Annual Meeting of Shareholders filed with the SEC on April 16, 2009. These documents are available free of charge at the SEC’s web site at http://www.sec.gov and from Investor Relations at Thomas Weisel Partners and Stifel.

STIFEL FINANCIAL AND THOMAS WEISEL PARTNERS ANNOUNCE STRATEGIC MERGER

Building the Premier Middle-Market Investment Bank

St. Louis and San Francisco, April 26, 2010 – Stifel Financial Corp. (NYSE: SF) and Thomas Weisel Partners Group, Inc. (NASDAQ: TWPG) today announced that they have entered into a definitive agreement to build the premier middle-market investment bank with significantly enhanced investment banking, research and wealth management capabilities. An investor and analyst conference call has been scheduled for today, April 26, at 6:00 a.m. (Pacific) and 9:00 a.m. (Eastern).

The terms of the agreement, approved by the boards of both companies, call for each TWPG share to be exchanged for 0.1364 shares of SF common stock. Thomas Weisel Partners has approximately 32.8 million shares outstanding as of March 31, 2010. The deal is valued at more than $300 million, which includes the outstanding shares and restricted stock units and warrants.

Estimated annual revenues for the combined company are approximately $1.6 billion, derived from consensus estimates, with a pro forma market capitalization of approximately $2.0 billion and $1.0 billion in pro forma equity capital. Thomas Weisel Partners will be merged into a subsidiary of Stifel and become a wholly-owned subsidiary of Stifel. The merger is subject to approval by Thomas Weisel Partners shareholders and customary regulatory approvals. The transaction is expected to close on or about June 30, 2010.

“I am very pleased to announce Stifel’s strategic merger with Thomas Weisel Partners. We expect the combined firm to benefit from the investment banking, research, and sales and trading platforms of both firms, as well as the brokerage services offered by Stifel’s Global Wealth Management Division and the strong venture capital relationships and expertise in growth companies of Thomas Weisel Partners. With the merger, Stifel’s revenue mix remains balanced between its Institutional Group and Global Wealth Management segments,” said Ronald J. Kruszewski, Chairman, President and CEO of Stifel Financial Corp.

Thomas W. Weisel, Chairman and CEO of Thomas Weisel Partners added, “There is virtually no overlap in investment banking and less than a 10% overlap in research coverage. Our platform adds key growth sectors to Stifel’s investment banking business, particularly in technology, healthcare and energy. Stifel has one of the largest global wealth management groups with nearly $100 billion in client assets, which is a great complement to the combined investment bank.”

Mr. Kruszewski concluded, “Both Stifel and Thomas Weisel Partners have very strong, highly entrepreneurial associates, and both firms’ areas of expertise will be quite complementary. Together we expect to continue to grow the core businesses, expand our offerings and add depth to our focus sectors to increase our market share.”

Upon the completion of the merger, Mr. Kruszewski and Mr. Weisel will be Co-Chairmen of the Board and Mr. Kruszewski will remain President and CEO of Stifel Financial Corp. Stifel Financial Corp. will remain headquartered in St. Louis, MO with significant presence in Baltimore, New York, San Francisco and Toronto.

Stifel was advised by its own wholly-owned subsidiary, Stifel, Nicolaus & Company, Incorporated and was represented by Bryan Cave LLP. Sandler O’Neill + Partners, L.P. rendered a fairness opinion to the Board of Directors of Stifel Financial Corp. Thomas Weisel Partners was advised by its own wholly-owned subsidiary, Thomas Weisel Partners LLC and was represented by Sullivan & Cromwell. Houlihan Lokey Howard & Zukin Financial Advisors, Inc. rendered a fairness opinion to the Board of Directors of Thomas Weisel Partners.

Conference Call Information

Stifel and Thomas Weisel Partners will host a joint conference call today, April 26, at 6:00 a.m. (Pacific) and 9:00 a.m. (Eastern). The conference call may include forward-looking statements.

All interested parties are invited to listen to Stifel’s Chairman, President and CEO, Ronald J. Kruszewski, and Thomas Weisel Partners’ Chairman and CEO, Thomas W. Weisel; by dialing (866) 465-5545 (domestic) or (212) 457-9864 (international).

A live audio webcast of the call will be available through both companies’ Investor Relations/Webcasts section of their websites. Stifel’s can be accessed at www.stifel.com and Thomas Weisel Partners’ can be accessed at www.tweisel.com. To listen to the live audio webcast of the call, please go to the website at least 15 minutes early to register, download and install any necessary audio software.

For those who cannot listen to the live broadcast, a replay of the broadcast will be available through the above-referenced website beginning one hour following the completion of the call through May 10, 2010.

Earnings Announcements

On Wednesday, April 28th, Thomas Weisel Partners will issue its financial results for the first quarter 2010, ended March 31, 2010, after the close of the market. As a result of this transaction, Thomas Weisel Partners no longer plans on hosting a conference call after the market close on that same day.

On Thursday, April 29th, Stifel will issue its financial results for the first quarter 2010, ended March 31, 2010, before the market opens. Stifel will also hold a conference call to review the results at 6:00 a.m. (Pacific) and 9:00 a.m. (Eastern) that same day. Interested parties can join a conference call to review financial results of the quarter by dialing (888) 676 – 3684. The confirmation code is: 71678906.

A live audio webcast of the call, as well as the Stifel’s results, will be available through Stifel’s Investor Relations/Webcasts section of their website, which can be accessed at www.stifel.com. To listen to the live audio webcast of the call, please go to the website at least 15 minutes early to register, download and install any necessary audio software.

For those who cannot listen to the live broadcast, a replay of the broadcast will be available through the above-referenced website beginning one hour following the completion of the call.

Company Information

Stifel Financial Corp. (NYSE: SF) is a financial services holding company headquartered in St. Louis, Missouri. Stifel Financial has approximately 4,600 associates in 294 offices in 42 states and the District of Columbia through its principal subsidiary, Stifel, Nicolaus & Company, Incorporated, and three European offices through Stifel Nicolaus Limited. Stifel Nicolaus provides securities brokerage, investment banking, trading, investment advisory, and related financial services, primarily to individual investors, professional money managers, businesses, and municipalities. Stifel Bank & Trust offers a full range of consumer and commercial lending solutions. To learn more about Stifel Financial, please visit the Company’s web site at www.stifel.com.

Thomas Weisel Partners Group, Inc. is an investment bank, founded in 1998, focused principally on the growth sectors of the economy. Thomas Weisel Partners generates revenues from three principal sources: investment banking, brokerage and asset management. The investment banking group is composed of two disciplines: corporate finance and strategic advisory. The brokerage group provides equity and convertible debt securities sales and trading services to institutional investors, and offers brokerage, advisory and cash management services to high-net-worth individuals and corporate clients. The asset management group consists of: private equity, public equity and distribution management. Thomas Weisel Partners is headquartered in San Francisco with additional offices in Baltimore, Boston, Calgary, Chicago, Dallas, Denver, New York, Portland, Toronto, London and Zurich. For more information, please visit www.tweisel.com.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release that relate to Stifel or Thomas Weisel Partners’ future plans, objectives, expectations, performance, events and the like may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain stockholder approval and adoption of the merger agreement and approval of the merger or the failure to satisfy other conditions to completion of the merger, including required regulatory and court approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of Thomas Weisel Partners’ business and operations with those of Stifel may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Thomas Weisel Partners’ or Stifel’s existing businesses; (5) the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on Stifel’s, Thomas Weisel Partners’ or the combined company’s respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; (10) diversion of management’s attention from ongoing business concerns; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; (14) the impact of competition in the industries and in the specific markets in which Stifel and Thomas Weisel Partners, respectively, operate; and (15) other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the proxy statement/prospectus to be mailed to Thomas Weisel Partners’ shareholders and in Stifel’s and Thomas Weisel Partners’ respective filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in Stifel’s Form 10-K for the fiscal year ended December 31, 2009, and “Risk Factors” in Thomas Weisel Partners’ Form 10-K for the fiscal year ended December 31, 2009. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information

In connection with the proposed merger, Stifel will be filing a registration statement on Form S-4 that will include a proxy statement of Thomas Weisel Partners that also constitutes a prospectus of Stifel and other relevant documents relating to the acquisition of Thomas Weisel Partners with the Securities and Exchange Commission (the “SEC”). Stifel and Thomas Weisel Partners shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Stifel, Thomas Weisel Partners and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of Thomas Weisel Partners. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Stifel and Thomas Weisel Partners, without charge, at the SEC’s website (www.sec.gov). Free copies of Stifel’s SEC filings are also available on Stifel’s website (www.stifel.com), and free copies of Thomas Weisel Partners’ SEC filings are available on Thomas Weisel Partners’ website (www.tweisel.com). Free copies of Stifel’s filings also may be obtained by directing a request to Stifel’s Investor Relations by phone to (314) 342-2000 or in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102. Free copies of Thomas Weisel Partners’ filings also may be obtained by directing a request to Thomas Weisel Partners’ Investor Relations by phone to 415-364-2500, in writing to Thomas Weisel Partners Group, Inc., Attention: Investor Relations, One Montgomery Street, San Francisco, CA 94104, or by email to investorrelations@tweisel.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

Stifel, Thomas Weisel Partners and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of Thomas Weisel Partners with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction. Information regarding Stifel’s directors and executive officers is also available in Stifel’s definitive proxy statement for its 2010 Annual Meeting of Shareholders filed with the SEC on February 26, 2010. Information regarding Thomas Weisel Partners’ directors and executive officers is also available in Thomas Weisel Partners’ definitive proxy statement for its 2009 Annual Meeting of Shareholders filed with the SEC on April 16, 2009. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Thomas Weisel Partners and Stifel Financial.

Stifel Financial Corp.

 Tim Beecher

 314.982.8621

 tim.beecher@fleishman.com

Thomas Weisel Partners Group, Inc.

Investor Relations Contact	Media Contact
Sarah Anderson	Rosemary Smith
415-364-2500	415-364-2500
investorrelations@tweisel.com	rosemarysmith@tweisel.com

RONALD J. KRUSZEWSKI

Chairman, President and CEO

Ticker:	SF

Exchange:	NYSE

Market Cap:	$1.8 billion

Ownership:	40% Insiders
60% Non-Insiders

2009 Revenues:	$1.1 billion
42% Principal transactions
32% Commissions
12% Investment Banking
10% Asset Management

Stifel Financial is a full-service retail and institutional brokerage and investment banking firm, established in 1890 and based in St. Louis, Missouri. Stifel provides securities brokerage, investment banking, trading, investment advisory, and related financial services through its wholly owned subsidiaries, primarily Stifel, Nicolaus & Company, Incorporated, to individual investors, professional money managers, businesses, and municipalities.

Stifel has approximately 4,600 employees in 294 offices (includes financial advisors) across 42 states. It operates in two segments – Global Wealth Management (54% of revenue) and Institutional Markets (46% of revenue).

Global Wealth Management

•	1900 financial advisors, including 170 independent advisors

•	275 Branch Offices

•

Grown from 905 people to 2,985 since 2004, organically and through the acquisitions of Ryan Beck, Butler Wick, the acquisition of 56 offices from UBS (which added approx $16B in AUM), and two smaller firms

•	Global Wealth Management includes “Stifel Bank”, which has AUM of approx. $1.1B, and offers retail and commercial banking services to private and corporate clients

Capital Markets

•	Includes research, equity and fixed income institutional sales and trading, investment banking

•	734 employees; 61 analysts covering 862 companies

•	Purchased Legg Mason’s capital markets business from Citi in 2005 and Ryan Beck

•	Since 2000, completed 1,000 public offerings totaling $270 billion
550 M&A transactions totaling $50 billion 400 private placements totaling $15 billion

Deal Rationale

This combination creates a growth-focused middle market powerhouse. The combined firm will have the capability of generating approximately $1.6 billion in revenues, derived from consensus estimates, with a pro forma market capitalization of approximately $2.0 billion and $1.0 billion in pro forma equity capital. There is virtually no overlap in banking and very little in research. Stifel has a large high net worth activity that is a great complement to the combined investment bank. This transaction is expected to significantly increase investment banking revenue, add new sectors and the capability of generating $200+ million in debt offerings and propel us into the top tier of institutional brokerage firms. The combined firm will benefit from increased revenue opportunities that should lead to enhanced profitability.

Transaction Overview

Thomas Weisel Partners shareholders would receive .1364 shares of Stifel’s common stock in exchange for each share of Thomas Weisel Partners they own. The transaction is subject to a shareholder vote as well as regulatory approvals, and is expected to close in June, though it could be sooner.

Additional Information and Where to Find It

In connection with the proposed merger, Stifel will be filing a registration statement on Form S-4 that will also constitute a prospectus of Stifel and other relevant documents relating to the acquisition of Thomas Weisel Partners with the Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 will include a proxy statement of Thomas Weisel Partners which will be mailed to shareholders of Thomas Weisel Partners. Stifel and Thomas Weisel Partners shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Stifel, Thomas Weisel Partners and the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available), as well as other filed documents containing information about Stifel and Thomas Weisel Partners, without charge, at the SEC’s website (http://www.sec.gov). Free copies of Stifel’s filings may be obtained by directing a request to Stifel’s Investor Relations by telephone to (314) 342-2000, in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102, by email to investorrelations@stifel.com or at Stifel’s website (http://www.stifel.com). Free copies of Thomas Weisel Partners’ filings may be obtained by directing a request to Thomas Weisel Partners’ Investor Relations by telephone to 415-364-2500, in writing to Thomas Weisel Partners, Attention: Investor Relations, One Montgomery Street, San Francisco, CA 94104, by email to investorrelations@tweisel.com or at Thomas Weisel Partners’ website (http://www.tweisel.com).

Participants in the Solicitation

Stifel, Thomas Weisel Partners and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of Thomas Weisel Partners with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction. Information regarding Stifel’s directors and executive officers is also available in Stifel’s definitive proxy statement for its 2010 Annual Meeting of Shareholders filed with the SEC on February 26, 2010. Information regarding Thomas Weisel Partners’ directors and executive officers is also available in Thomas Weisel Partners’ definitive proxy statement for its 2009 Annual Meeting of Shareholders filed with the SEC on April 16, 2009. These documents are available free of charge at the SEC’s web site at http://www.sec.gov and from Investor Relations at Thomas Weisel Partners and Stifel.